Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NuCana plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

67022C106
(CUSIP Number)

Christophe Blanche
Sofinnova Partners
Immeuble le Centorial
16-18 rue du 4 Septembre
75002 Paris
France
+33 1 53 05 41 04
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0444341
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.           Sole Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. 67022C106	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With

7.           Sole Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.          Sole Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) 00

CUSIP No. 67022C106	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 67022C106	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shWares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 67022C106	Page 6 of 10

1.	Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Danish Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 67022C106	Page 7 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 67022C106	Page 8 of 10

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Italian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.           Shared Voting Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.         Shared Dispositive Power

7,233,795 ordinary shares (including 4,911 ordinary shares represented by ADSs), of which 7,233,795 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.4%
14.	Type of Reporting Person (see instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”), the managing partners of SP SAS nd Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”) on September 27, 2017. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c)	SC VI sold Ordinary Shares of NuCana plc (the “Ordinary Shares”) since the filing of the Schedule 13D on the following dates at the daily average prices indicated below:

Date	Shares	Per Share Average Price	How Effected
March 12, 2018	123,894	$20.2904	Open Market
March 13, 2018	3,834	$20.0016	Open Market
March 14, 2018	85,743	$19.2987	Open Market
March 15, 2018	20,800	$19.0025	Open Market
March 16, 2018	1,086	$19.0304	Open Market
March 19, 2018	400	$19.0000	Open Market
March 21, 2018	18,531	$19.0509	Open Market
March 22, 2018	247	$19.0000	Open Market
March 27, 2018	23	$19.0000	Open Market
March 29, 2018	12,108	$19.0036	Open Market
April 13, 2018	337,764	$25.0000	Block Trade
November 9, 2018	261,775	$16.0124	Block Trade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner
By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi